UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of February 2017

Commission File No.: 333-159793-01

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TELESAT CANADA

(formerly Telesat Holdings Inc.)

(Name of Registrant)

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1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

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Re-Price and Amend the Existing Credit Agreement

On February 1, 2017, Telesat Canada and Telesat LLC (the “Borrowers”) amended (the “Amendment”) their existing credit agreement, dated March 28, 2012 (as amended, the “Credit Agreement”), among the Borrowers, the subsidiaries of Telesat Canada party thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other financial institutions and other parties party thereto.

The Amendment effectively re-prices the Borrowers’ Term Loan B facility under the Credit Agreement and makes certain other changes. The Credit Agreement provides for the extension of credit in a principal amount of up to US$2,624 million pursuant to (1) a revolving credit facility in the amount of up to US$200 million, maturing on November 17, 2021 and (2) the Term Loan B facility in the amount of US$2,424 million, maturing on November 17, 2023.

The Borrowers have received the lender consents required under the Credit Agreement in connection with the execution of the Amendment. Giving effect to the Amendment, the Borrowers have approximately US$2,424 million outstanding under the Term Loan B facility.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

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 EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1	Amendment No. 3 dated December 19, 2016 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.
4.2	Amendment No. 4 dated February 1, 2017 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, and as further amended by Amendment No. 3 on December 19, 2016, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA

Date: February 2, 2017	By:	/s/ CHRISTOPHER S. DIFRANCESCO
Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary

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